Primary Business Name: INTELLIGENT CROSS LLC **BD Number: 288946**

BD - AMENDMENT

10/09/2025

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(•) **Yes** ( ) **No**

Ownership Codes:			
	NA - less than 5%	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
CROSS, ANNA	I	FINANCIAL AND OPERATIONS PRINCIPAL	11/2021	NA	N	N	5894013
IMPERATIVE EXECUTION INC.	DE	SOLE MEMBER	11/2016	E	Y		81-3806732
KURSMAN, SCOTT CHARLES	I	CHIEF COMPLIANCE OFFICER	10/2024	NA	N	N	2590327
PALAZZO, JOHN MICHAEL	I	CEO, CO-COO	04/2018	NA	Y	N	1362228
PENA, PETER JONATHAN	I	HEAD OF TRADING OPERATIONS	06/2017	NA	N		6847261